SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                          CORAM HEALTHCARE CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

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                                    218103109
                                 (CUSIP Number)
                                                   with a copy to:
         Stephen Feinberg                          Robert G. Minion, Esq.
         450 Park Avenue                           Lowenstein Sandler PC
         28th Floor                                65 Livingston Avenue
         New York, New York  10022                 Roseland, New Jersey  07068
         (212) 421-2600                            (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 218103109
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)   Not
          (b)   Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                      Not Applicable
________________________________________________________________________________
6) Citizenship or Place of Organization:       United States
________________________________________________________________________________
    Number of                                  7) Sole Voting Power:          *
    Shares Beneficially                        8) Shared Voting Power:        *
    Owned by
    Each Reporting                             9) Sole Dispositive Power:     *
    Person With:                              10) Shared Dispositive Power:   *
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:   13,679,511*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):                               Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):       21.9%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
*Cerberus Partners, L.P. ("Cerberus") is the holder of $15,174,268 principal amount of Series B Convertible Subordinated Notes due 2008 (the "Series B Notes") of Coram Healthcare Corporation (the "Company"); Cerberus International, Ltd. ("International") is the holder of $9,644,090 principal amount of Series B Notes of the Company; Ultra Cerberus, Ltd. ("Ultra") is the holder of $989,137 principal amount of Series B Notes of the Company and certain private investment funds (the "Funds") in the aggregate are the holder of $7,418,531 principal amount of Series B Notes of the Company. The Series B Notes are convertible, at the option of the holder thereof, into shares of Common Stock (the "Shares") of the Company at the rate of $3.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. In addition, $7,238,688 principal amount of Series B Notes are held of record by Cerberus, with respect to which Stephen Feinberg exercises sole voting but no investment control over such Series B Notes and the Shares into which such Series B Notes are convertible. Also, Cerberus, International, Ultra and the Funds are the holders of warrants to purchase, respectively, 76,606, 61,901, 5,771 and 44,109 additional Shares from the Company and Stephen Feinberg possesses sole voting but no investment control over warrants to purchase an additional 2,886 Shares from the Company and sole voting but no investment control over the Shares underlying such 2,886 warrants. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 13,679,511 Shares, or 21.9% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of Coram Healthcare Corporation (the "Company"), whose principal executive offices are located at 1125 Seventeenth Street, Suite 2100, Denver, Colorado 80202.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase securities of the Company on behalf of Cerberus, International, Ultra and the Funds come directly from the assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to in Item 5 is for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively, and, except as set forth in Item 6 hereof with respect to the Exchange Agreement Amendment (as defined in Item 6 hereof), Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, as of May 12, 1998 there were issued and outstanding 48,809,749 Shares. As of June 30, 1998, Cerberus was the holder of $15,174,268 principal amount of Series B Convertible Subordinated Notes due 2008 of the Company (the "Series B Notes"); International was the holder of $9,644,090 principal amount of Series B Notes; Ultra was the holder of $989,137 principal amount of Series B Notes and the Funds in the aggregate were the holder of $7,418,531 principal amount of Series B Notes. The Series B Notes are convertible, at the option of the holder thereof, into Shares at the rate of $3.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. In addition, $7,238,688 principal amount of Series B Notes are held of record by Cerberus but are beneficially owned by certain persons and entities unrelated to Stephen Feinberg (the "Unaffiliated Entities") and with respect to which Stephen Feinberg possesses sole voting but no investment control over such Unaffiliated Entities' Series B Notes and the Shares into which such Series B Notes are convertible.

          Pursuant to an agreement with the Company dated October 13, 1995, Cerberus, International, Ultra, the Funds and the Unaffiliated Entities are the holders of warrants to purchase, respectively, 76,606, 61,901, 5,771, 44,109 and 2,886 additional Shares. Stephen Feinberg possesses sole voting but no investment control over such Unaffiliated Entities' 2,886 warrants and the Shares underlying such warrants.

          Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 13,679,511 Shares, or 21.9% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the past sixty days, the only transactions in Shares, or securities convertible into Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the June 30, 1998 acquisition of the Series B Notes described above by Cerberus, International, Ultra and the Funds in a private transaction by and among the Company, Coram, Inc., Cerberus, Goldman Sachs Credit Partners, L.P. ("GSCP") and Foothill Capital Corporation ("FCC" and, collectively, with Cerberus and GSCP, the "Noteholders").

          Pursuant to an agreement between Cerberus and GSCP, dated as of April 22, 1997 (the "GSCP Agreement"), GSCP has the right to receive the dividends from, and the proceeds from the sale of, $8,992,159 principal amount (the "GSCP Interest") of the $15,174,268 principal amount of Series B Notes held by Cerberus and the Shares into which such Series B Notes relating to the GSCP Interest are convertible. In addition, as described above, the Unaffiliated Entities in the aggregate have the right to receive the dividends from, and the proceeds from the sale of, $7,238,688 principal amount of Series B Notes and the Shares into which such Series B Notes are convertible and warrants to purchase 2,886 Shares and the Shares underlying such 2,886 warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On May 6, 1998, Cerberus and the other Noteholders entered into an agreement (the "Securities Exchange Agreement") with the Company and Coram, Inc. pursuant to which, among other things, provided certain conditions were satisfied, the Noteholders agreed to exchange certain securities of the Company held by them for cash and certain other securities of the Company, including the Series B Notes. On June 30, 1998, Cerberus and the other Noteholders entered into an amendment to the Securities Exchange Agreement (the "Exchange Agreement Amendment") pursuant to which (i) the Company agreed to negotiate in good faith and, not later than September 30, 1998, enter into a senior loan agreement with the Noteholders pursuant to which, among other things, provided certain conditions are satisfied, the Noteholders may make loans to the Company to be used by the Company for acquisitions, working capital, letters of credit and general corporate requirements and (ii) in connection with such senior loan agreement, the Company would issue to the Noteholders warrants to purchase up to 2,000,000 Shares at an exercise price of $.01 per Share.

          As of April 22, 1997, Cerberus and GSCP entered into the GSCP Agreement pursuant to which Cerberus transferred to GSCP the right to receive the proceeds of, including the dividends from and the proceeds from the sale of, certain securities of the Company held by Cerberus, including (i) the GSCP Interest in the Series B Notes and the Shares into which such Series B Notes are convertible and (ii) $15,341,104 principal amount of the $69,034,968 principal amount of the Series A Notes due 2000 of the Company held by Cerberus.

          The Series B Notes and the Shares issuable upon conversion of the Series B Notes have the benefit of certain registration rights granted to the holders thereof by the Company.

          Except as described in Item 5 hereof and in this Item 6, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          1. Amendment No. 1 to the Securities Exchange Agreement, dated as of June 30, 1998, by and among Coram Healthcare Corporation, Coram, Inc., Cerberus Partners, L.P., Goldman Sachs Credit Partners, L.P. and Foothill Capital Corporation.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            July 10, 1998


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   EXHIBIT 1

                           AMENDMENT NO. 1 AND WAIVER

                                       TO

                          SECURITIES EXCHANGE AGREEMENT

                                      among

                                   CORAM, INC.
                          CORAM HEALTHCARE CORPORATION

                                       and

                             CERBERUS PARTNERS, L.P.
                       GOLDMAN SACHS CREDIT PARTNERS L.P.
                          FOOTHILL CAPITAL CORPORATION

                                 as Noteholders


                              Dated: June 30, 1998

          Amendment No. 1 and Waiver (this "Amendment"), dated as of June 30, 1998, to the Securities Exchange Agreement dated as of May 6, 1998, among CORAM, INC., a Delaware corporation (the "Company"), CORAM HEALTHCARE CORPORATION, a Delaware corporation ("Holdings"), CERBERUS PARTNERS, L.P. ("Cerberus"), GOLDMAN SACHS CREDIT PARTNERS L.P. ("GSCP") and FOOTHILL CAPITAL CORPORATION ("Foothill") (each a "Noteholder" and, together with any other holders from time to time of interests in the Series A Notes or Series B Notes, collectively, the "Noteholders"). Capitalized terms used herein shall have the respective meanings assigned to them in the Securities Exchange Agreement.

                              W I T N E S S E T H :

          WHEREAS, the condition precedent set forth in 7.1(l) of the Securities Exchange Agreement (the "Financing Condition") has not as of the date hereof been satisfied, and the Company and Holdings have not entered into the Senior Loan Agreement;

          WHEREAS, on June 30, 1998 the Original Noteholders offered to the Company and Holdings to provide the senior loans contemplated by the Financing Condition;

          WHEREAS, the Original Noteholders have proposed and the Company and Holdings have agreed to the Agreed Rate and the Agreed Terms (each as defined below) with respect to such senior loans;

          WHEREAS, on the date hereof the Board of Directors of Holdings approved the Agreed Terms and the Agreed Rate and authorized the Company and Holdings to agree to use their best efforts to negotiate in good faith towards definitive documentation with respect to the Senior Loan Agreement as set forth below;

          WHEREAS, on the basis of such agreement, the Noteholders have agreed to waive the Financing Condition; and

          WHEREAS, the Company, Holdings and the Noteholders have agreed to amend the Securities Exchange Agreement and to enter into this Amendment upon the terms and subject to the conditions contained herein;

          NOW, THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendments to the Securities Exchange Agreement. Upon the satisfaction of the conditions in Section 3 of this Amendment relating to the effectiveness of Sections 1 and 2, the Securities Exchange Agreement is hereby amended as follows:

          Section 1 is hereby amended by deleting the existing definitions of "Home Healthcare Non Compete Agreement", "Initial Healthcare Non-Compete Agreement", "New Healthcare Non-Compete Agreement", "Non-Compete Agreements", "Note Documents", "Senior Loan Agreement", and "Stockholder Approval" and replacing them with the following:

          "Note   Documents"   shall  mean  this  Agreement,   the  Notes,   the
Registration Rights, the Holdings Guarantee and the Subsidiary Guarantees.

          "Senior Loan Agreement" shall mean the agreement to be entered into among the Company as borrower, Holdings and the Subsidiaries named therein as guarantors and the Original Noteholders as lenders (together with any other financial institutions acceptable to the Original Noteholders to which the credit provided for thereby may be syndicated by them), providing for (i) senior secured loans to the Company bearing interest at the Agreed Rate and having the other Agreed Terms and (ii) the issuance to the Senior Lenders of the New Bank Warrants, such senior secured loans to be used by the Company for acquisitions, working capital, letters of credit and general corporate requirements.

          "Stockholder Approval" and "Stockholder Approval Condition" shall have the respective meanings set forth in Section 7.1(h).

          Section 1 is hereby amended by adding the following new definitions:

          "Agreed Rate" shall mean, with respect to the Senior Loan Agreement, an interest rate of the Chase Prime Rate plus 1.50% per annum.

          "Agreed Terms" shall mean,  with respect to the Senior Loan Agreement,
(i) a final maturity date of 2-1/2 years from closing, (ii) an upfront fee of 1.0% payable upon execution of the Senior Loan Agreement (such upfront fee to replace the Advisory Fee and the Arranger Fee referred to in the Chase Commitment Letter) and (iii) otherwise (other than with respect to the Agreed
Rate) containing substantially similar terms to the terms set forth in the Chase Commitment Letter.

          "Chase Commitment Letter" shall mean the commitment letter to Holdings dated June 4, 1998 signed by The Chase Manhattan Bank and includes the Outline of Terms and Fee Letter referred to therein.

          "Chase Prime Rate" shall mean the rate defined as Chase's Alternate Base Rate ("ABR") in the Chase Commitment Letter.

          "New Bank Warrants" shall mean the warrants to purchase up to 2.0 million shares of Common Stock of Holdings, exerciseable at an exercise price of $0.01, issued to the Senior Lenders pursuant to the Senior Loan Agreement.

          Section 5 is hereby amended by deleting Section 5.12 and replacing it with the following:

          "5.12 Senior Loan Agreement. Use its best efforts to enter into the Senior Loan Agreement as soon as practicable following the Closing Date, and in any event on or prior to September 30, 1998."

          Section 6 is hereby amended by adding new Sections 6.11 as follows:

          "6.11 New Amaral Employment Agreement. Amend the terms of the New Amaral Employment Agreement without the consent of the Required Noteholders and each Original Noteholder so long as it continues to be a Noteholder."

          Section 7.1(e) is hereby deleted and replaced with the following:

          "(e) A copy of the articles or certificates of incorporation and all amendments thereto of each of Holdings, the Company and the Significant Subsidiaries, certified as of a recent date by the Secretary of State of such party's jurisdiction of organization, and copies of each such party's by-laws, certified by the Secretary or Assistant Secretary of such party as true and correct as of the Closing Date."

          Section 7.1(f) is hereby deleted and replaced with the following:

          "(f) The New Amaral Employment Agreement, duly executed by Holdings, the Company and Donald Amaral (the condition precedent in this paragraph being the "Employment Agreement Condition")."

          Section 7.1(k) is hereby deleted and replaced with the following:

          "(k) Copies of all documentation evidencing all Indebtedness of the Company existing on the Closing Date, the terms of which shall be satisfactory to the Noteholders."

          Section 7.1(g) is hereby deleted.

          Section 8.1(n) is hereby deleted and replaced with the following:

          "(n) the New Amaral Employment Agreement delivered pursuant to Section 7.1(f) of this Agreement shall be terminated or shall otherwise cease to be enforceable or in full force and effect or Donald Amaral shall cease to be the chief executive officer of the Company for any reason (other than by reason of his incapacitation of death; or upon expiration of the original term of such agreement; or upon his removal by majority vote of the Board of Directors of the Company in which the Board member appointed by the Noteholders pursuant to
Section 10 hereof voted in favor of such removal (or if no board member has been appointed pursuant to Section 10, the Required Holders have approved such removal)); or"

          A new Section 8.1(o) is added as follows:

          "(o) the Senior Loan Agreement shall not have been entered into, or all conditions to funding under thereunder shall not have been satisfied, on or prior to September 30, 1998;"

          Schedule 4.9 to the Securities Exchange Agreement is hereby replaced with the amended Schedule 4.9 attached hereto as Exhibit A.

          SECTION 2. Waiver. The Noteholders hereby waive compliance by the Company and Holdings with the condition precedent set forth in Section 7.1(l) of the Securities Exchange Agreement.

          SECTION 3. Representations and Warranties. Each of the Company and Holdings hereby represents and warrants as to itself and the Coram Parties that
(a) the execution, delivery and performance of this Amendment have been duly authorized by all necessary corporate action on the part of such Coram Party and this Amendment and the Securities Exchange Agreement amended hereby each constitutes a legal, valid and binding obligation of such Coram Party, enforceable against it in accordance with its terms, (b) no event has occurred and is continuing on the date hereof that constitutes a Default or Event of Default or would constitute a Default or Event of Default after giving effect to this Amendment, and (c) the representations and warranties of Holdings and the Company contained in Section 4 of the Securities Exchange Agreement are true and correct both before and after giving effect to this Amendment, except to the extent such representations and warranties are stated to be true only as of a particular date, in which case such representations and warranties were correct on and as of such date.

          SECTION 4. Conditions to Effectiveness. The amendments and waiver in Sections 1 and 2 of this Amendment shall become effective on the date (the "Effective Date") no later than June 30, 1998 when counterparts hereof shall have been executed by each of the Noteholders, Holdings and the Company.

          SECTION 5. Effect on the Securities Exchange Agreement. Except as amended hereby, the Securities Exchange Agreement and the other Note Documents shall remain in full force and effect. Nothing in this Amendment shall be deemed to (i) except as set forth herein, constitute a waiver of compliance by any of the Coram Parties of any term, provision or condition of the Securities Exchange Agreement or any other instrument or agreement referred to therein or under the Note Documents or (ii) prejudice any right or remedy that any Noteholder may now have or may have in the future under or in connection with the Securities Exchange Agreement or any other Note Document.

          SECTION 6. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together constitute one and the same agreement.

          SECTION 7. Governing Law. The validity, interpretation and enforcement of this Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws principles thereof.

          SECTION 8. Headings. Section headings in this Amendment are included herein for the convenience of reference only and shall not constitute part of this Amendment for any other purpose.

          SECTION 9. References. References herein and in the other Note Documents to the "Securities Exchange Agreement", "this Agreement", "hereunder", "hereof", or words of like import referring to the Securities Exchange Agreement, shall mean and be a reference to the Securities Exchange Agreement as amended hereby.

          SECTION 10. Senior Loan Agreement. The parties hereto agree to negotiate in good faith with a view to proceeding to definitive documentation with respect to the Senior Loan Agreement as soon as is reasonably practicable following the date hereof. IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their proper and duly authorized officers as of the date set forth above.


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